Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, Florida 33156

February 1, 2012

Via Edgar
Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.)
Amendment No. 4 to Registration Statement on Form S-1
Filed: January 23, 2012
File No. 333-174252

Mr. Reidler:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated January 27, 2012 (the “Comment Letter”) relating to the Amendment No. 4 to Form S-1 filed January 23, 2012 of Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.) (“Hygea” or the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Executive Compensation
Summary Compensation Table, page 38

1.
Please revise your filing to provide executive compensation disclosure for the fiscal year ended December 31, 2011. Please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 117.05.

Response

We have updated the executive compensation disclosure as requested.

Consolidated Financial Statements
Revenues, page F-8

2.
Please explain to us why you recognize license revenue that covers a specified duration over the contract term while you recognize revenues for a perpetual license upfront. In so doing, describe your obligations beyond granting a license and explain how your obligations differ between these license fee structures. Please also cite for us the authoritative accounting literature that you relied upon to recognize revenues from perpetual contracts in the period the license is granted.

Response

Please note that as of the date of this response we have entered into only one license agreement. The license revenue related to this agreement was recognized in full upon execution of the agreement as the licensee was granted for use on that date and the Company was not obligated to provide future services under the agreement, nor is there any expectation that future services will be requested by the licensee.

We further confirm to the staff that when signing this license agreement, and continuing through the date of our response, the Company has not been requested to provide, nor does the Company expect it will be requested to provide any future services to the licensee, and it was not the Company’s intent to do so upon entering into this agreement.

Additionally, and in light of the Commission’s comment, we have also updated our disclosures on page 32 to further describe in detail our accounting policy related to license agreements where revenue is recognized in full on the date that the use of the license is granted, and also our accounting policy going forward for license revenue recognized over an earnings period that is separate from the date that use of the license is granted, as follows:

Revenue Accounting Policy – Non-medical Revenues

Non-medical revenues consist primarily of license fees and consulting fees. License fees consist of a license granting the use of the Hygea name and business model to the licensee. Currently, the Company has granted the use of only one license, the revenue for which was recognized in full upon the date that the use of the license was granted, in accordance with our accounting policy, as found below.

For license fees where the Company is not obligated to provide future services, nor is there an intent or expectation that any future services will be requested by the licensee, the revenue is recognized in full on the date that the use of the license is granted, which is typically the date of the signing of the agreement. For license fees where the Company is obligated to perform future services, or there is the intent or expectation that future services will be requested by the licensee, revenue is recognized over the period to which the earnings process closely relates with consideration of the license contract and the timing of expected future services.

Consulting fees are earned over the period in which the Company provides the related services. In some cases, such services are based on an hourly rate and in others on a fixed fee arrangement, whereby the Company recognizes consulting revenue as it meets the terms of the underlying contract.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,

By:	/s/ Manuel E. Iglesias
Manuel E. Iglesias, CEO and President

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